Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Announce Third Quarter 2018 Financial Results and Host Earnings Call on November 2, 2018

Dartmouth, Nova Scotia; October 23, 2018 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical stage immunotherapy company, announced today that it will hold a conference call and webcast on Friday, November 2, 2018 at 8:00 a.m. ET to discuss the company’s third quarter financial and operational results.

The dial-in number for the conference call is (844) 461-9932 (U.S. and Canada) or (636) 812-6632 (international) with the conference ID: 5779058. Those interested can access the live audio webcast at this link: https://edge.media-server.com/m6/p/rrkkk65v. The webcast will be recorded and available on the IMV website for 30 days following the call.

About IMV

IMV Inc., formerly Immunovaccine, is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently conducting eight Phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in six different indications. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable Canadian and U.S. securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the matters discussed under “Risk Factors and Uncertainties” in IMV’s Annual Information Form filed in Canada on March 20, 2018 on www.sedar.com and included in the company’s Form 40-F filing in the United States with the United States Securities and Exchange Commission filed on May 1, 2018 on www.sec.gov. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer T: (902) 492-1819
E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com